Exhibit 11.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF EARNINGS PER SHARE

	Year Ended December 31,
	2016	2015	2014
EARNINGS PER SHARE (000’s, except per share data)

Net Income	$27,124	$26,264	$24,758

Less: Dividend Requirements on Preferred Stock	11	12	14

Net Income Applicable to Common Stock	$27,113	$26,252	$24,744

Average Number of Common Shares Outstanding—Basic	13,990	13,917	13,843

Dilutive Effect of Stock Options and Restricted Stock	6	3	4

Average Number of Common Shares Outstanding—Diluted	13,996	13,920	13,847

Earnings Per Share—Basic	$1.94	$1.89	$1.79

Earnings Per Share—Diluted	$1.94	$1.89	$1.79